EXHIBIT 12.1
PACIFICORP
STATEMENTS OF COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES
(DOLLARS IN MILLIONS)

	Years Ended December 31,
	2013	2012	2011	2010	2009
Earnings Available for Fixed Charges:
Income from continuing operations
before income tax expense	$979	$734	$768	$777	$784
Add:
Fixed charges	385	385	397	392	398
Deduct:
Net income attributable to noncontrolling
interest in subsidiary that has not
incurred fixed charges	—	—	—	—	(8)
Total earnings available for fixed charges	$1,364	$1,119	$1,165	$1,169	$1,174

Fixed Charges:
Interest expense	$379	$380	$392	$387	$394
Estimated interest portion of rentals
charged to expense	6	5	5	5	4
Total fixed charges	$385	$385	$397	$392	$398

Ratio of Earnings to Fixed Charges	3.5x	2.9x	2.9x	3.0x	2.9x